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FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	The Allstate Corporation				12/31/02		American Homestar Corporation

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	10% Owner
2775 Sanders Road
(Street)						Officer (give title below)	X Other (specify below)
								7.	Individual or Joint/Group Filing
Northbrook, Illinois 60062						See footnote (1)
(Check Applicable Line)
	(City)	(State)	(Zip)						X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Series C Common Stock			611,861		I		(2)

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1)
6.1% (assuming 10,000,000 shares of Series C Common Stock issued and outstanding); 12.6% (assuming 4,869,250 shares of Series C Common Stock issued and outstanding).

  Number of Shares Issued and Outstanding: In its Form 10-Q filed with the SEC on November 1, 2002, American Homestar Corporation (the "Company") reported that 10,000,000 shares of its Series C common stock were issued and outstanding, of which 3,922,280 shares were issued and outstanding and 6,077,720 were "deemed issued, outstanding and held in constructive trust for the benefit of shareholders to be determined in name and amount as the claims process is completed." We learned from a 13G filing on EDGAR that Craig A. Reynolds, Executive Vice President and CFO of the Company, stated that 4,869,250 shares of the Company's Series C common stock have now been issued to specific shareholders with allowed claims under the Company's confirmed Third Amended Joint Plan of Reorganization of the Company and its subsidiaries.

(2)
203,509 shares held by Allstate Insurance Company, which is a wholly owned subsidiary of The Allstate Corporation and 408,352 shares held by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company.

The Allstate Corporation By: Allstate Insurance Company
/s/ Mary J. McGinn	1/16/03
**Signature of Reporting Person Mary J. McGinn, Vice President	Date

  *If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002